UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

The press release attached hereto contains material information about Mitsubishi UFJ Financial Group, Inc. and its current offering of shares of common stock, and is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-155420) filed under the U.S. Securities Act of 1933.

Mitsubishi UFJ Financial Group, Inc.

Concerning Investment in The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Tokyo, December 1, 2008—Mitsubishi UFJ Financial Group, Inc. (President & CEO Nobuo Kuroyanagi, “MUFG”) resolved, at a meeting of the Board of Directors held today, the use of proceeds with respect to the issuance of new shares and the sale of treasury shares, both of which were resolved at the meeting of the Board of Directors held on November 18, 2008. The resolved use of proceeds is as set forth below.

The entire amount of the approximate net amount of the issuance of new shares by way of offering, the secondary offering of shares by way of the sale of treasury shares and the issuance of new shares by way of third-party allotment, all of which were resolved at the meeting of the Board of Directors held on November 18, 2008, shall be used to make an investment in The Bank of Tokyo-Mitsubishi UFJ, Ltd. to strengthen MUFG’s overall group capital base.

*    *    *

Contact:

Mitsubishi UFJ Financial Group, Inc.             Public Relations Division             81-3-3240-7651

[For Reference]

Use of proceeds

1.	Use of proceeds to be raised this time

Proceeds are planned to be used to make an investment in The Bank of Tokyo-Mitsubishi UFJ, Ltd. to strengthen MUFG’s overall group capital base.

2.	Change in the use of proceeds raised last time

None.

3.	Expected impact on business results

MUFG believes that the offering will increase the growth and profitability of the group, since the proceeds will be directed towards The Bank of Tokyo-Mitsubishi UFJ, Ltd..

Note:	This press release has been prepared for the sole purpose of publicly announcing the planned investment in The Bank of Tokyo-Mitsubishi UFJ, Ltd., does not constitute all the information regarding the offering described in this press release and has been prepared not for the purpose of soliciting investment or engaging in any other similar activities within Japan. Investors should carefully review a prospectus prepared by MUFG prior to making any investment decisions.
MUFG has filed a registration statement (including prospectus) with the SEC (Registration No. 333-155420) with respect to the portion of the offering to be conducted in the United States. Before you invest, you should read the prospectus in that registration statement and other documents MUFG has filed with the SEC for more complete information about MUFG and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, MUFG, any underwriter or any dealer participating in the offering will arrange to send any investor in the United States the relevant prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649, Nomura Securities International, Inc. toll-free at 1-800-666-8721 or J.P. Morgan Securities Inc. at 1-718-242-8002, or you may e-mail a request to Morgan Stanley & Co. Incorporated at prospectus@morganstanley.com, Nomura Securities International, Inc. at eqse@us.nomura.com or J.P. Morgan Securities Inc. at addressing.services@jpmchase.com.